UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2024

CALTIER, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12371

Delaware	88-1458737
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St. Poway, California	92064
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Nonvoting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “CalTier” “we”, or “the company” refers to CalTier, Inc.

Some of the statements in this report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this annual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	overall strength and stability of general economic conditions and of the real estate industry more specifically;

●	changes in the competitive environment, including new entrants;

●	our ability to generate consistent revenues;

●	our ability to effectively execute our business plan;

●	changes in laws or regulations governing our business and operations;

●	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

●	costs and risks associated with litigation;

●	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

●	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this annual report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

All forward-looking statements, expressed or implied, included in this semi-annual report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company is in the business of managing or serving as a general partner to one or more real estate and real estate related funds or pooled investment vehicles which offer securities pursuant to Regulation A or Regulation D. The Company has one wholly owned subsidiary (and no minority owned subsidiaries), CalTier Advisors, LLC. CalTier Advisors is in the business of (i) an internet investment advisor registered with the SEC that offers ongoing investment advisory services regarding real estate or real estate related investments to retail investors, and from time to time, (ii) providing advisory services to one or more real estate and real estate related funds or pooled investment vehicles which may offer securities pursuant to Regulation A or Regulation D. The Company’s funds and pooled investment vehicles include CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC, CalTierTXI, LLC, CalTier Retreat, LLC, and CalTierLVI, LLC.

As of June 30, 2024, the Company owned no real property, accordingly, all of its revenues were derived from its asset management and fund management services, specifically, revenues can come from asset management fees, incentive fees, principal investment income and administrative, transaction and other fees.

Results of Operations

Revenue-Related Parties. For the six-month period ended June 30, 2024 (“Interim 2024”), our revenues totaled $59,443, derived from management fees, compared to $52,977 in revenues for the six months ended June 30, 2023 (“Interim 2023”). The increase in revenue for Interim 2024 was primarily the result of higher management fees from its related parties due to increases in their underlying assets.

Operating Expenses. Our expenses are comprised of executive and officer compensation; professional fees and other (marketing expenses related to capital raising in our Prior Regulation A offering, as well as other offering expenses, property taxes, legal, audit, payroll and accounting expenses). We had total operating expenses of $594,532 for the six months ended June 30, 2024, a $4,197 decrease compared to $598,729 for the six months ended June 30, 2023.

Other Income (Expense). Our other income (expenses) primarily consist of interest, typically related to notes payable. We incurred total interest expenses of $26,993 for the six months ended June 30, 2024, representing a $25,993 increase compared to $1,000 for the six months ended June 30, 2023.

The main drivers of change in expenses are as follows:

●	A $13,340 (or 3%) decrease in selling, general and administrative expenses.

●	A $9,143 (or 6%) increase in professional and legal fees due to increased professional fees.

●	A $25,993 (or 2599%) increase in interest expense during the six months ended June 30, 2024 compared to the prior period. During six months ended June 30, 2023, interest fees primarily related to interest on notes issued up to June 30, 2023. During the six months ended June 30, 2024, interest fees were primarily related to outstanding notes

Net Loss. Accordingly, we had a net loss of $562,082 for Interim 2024, compared to a net loss of $546,752 for Interim 2023.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital to fund our marketing expenditures. We fund our liquidity requirements primarily through cash on hand, cash flows from operations, and debt financing. As of June 30, 2024, we had $49,680 in cash on hand. As of December 31, 2023, we had cash of $14,319. As of June 30, 2024 and December 31, 2023, we had a working capital deficit of $1,013,600 and $405,057, respectively.

Indebtedness

Related Party Notes payable

In March 2022, the Company repurchased 345,000 voting shares (previously 34,500 member units) from three members in exchange for note agreements totaling $690,000. The notes are unsecured, bear interest at 5% per annum and are payable in five equal annual payments of $138,000. The notes mature on February 22, 2027.

In 2023, the Company repaid $91,500 of these notes. As of June 30, 2024 and December 31, 2023, the Company had related party notes payable balances outstanding of $598,500 and $598,500 and accrued interest of $78,213 and $63,250, respectively, pertaining to these notes.

During the six months ended June 30, 2024 and 2023, interest expense related to the related party notes was $14,963 and $17,250, respectively.

Notes payable

2022 Notes

Upon conversion to a C Corporation in 2022, certain membership interests were converted into nonvoting common shares. In lieu of redeemable or cumulative preferred stock, the Company issued promissory notes with an aggregate principal amount of $145,000 to these investors, allowing them to retain their shares.

Interest on these promissory notes accrues on the unpaid principal amount at a rate of 0% per annum for the first year following the date of issuance. After the first anniversary of the promissory notes, interest accrues at a rate of 3% per annum until the maturity date. The promissory notes were originally set to mature in March 2024.

In April 2024, the Company and the holders of the $145,000 promissory notes agreed to extend the maturity date of the Promissory Note Agreement, dated March 21, 2022, by an additional six months to October 21, 2024. As consideration for this extension, the Company agreed to increase the interest rate on any unpaid principal from 3% per annum to 8% per annum. As of the issuance date of these consolidated financial statements, the parties are actively working on a further extension of the notes.

As of June 30, 2024 and December 31, 2023, the Company had balances outstanding of $145,000 and $145,000 and accrued interest of $6,811 and $3,397, respectively, pertaining to these notes. During the six months ended June 30, 2024, and 2023, interest expense related to these notes were $3,415 and $1,204, respectively.

2023 Notes

On December 21, 2023, the Company issued a note for $30,000 to a third party. The note carries an 8% interest rate on the principal, with both the principal and accrued interest due in 60 days. Although the Company can repay the note early, the interest will still apply for the full term. The note’s maturity can be extended by 30 days if both parties agree.

As of June 30, 2024 and December 31, 2023, the Company had an outstanding balance of $0 and $30,000 and accrued interest of $2,334 and $66, respectively, pertaining to this note. During the six months ended June 30, 2024 and 2023, interest expense related to this note was $2,334 and $0 respectively. During the six months ended, this note was repaid in full.

Trends

We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. In the United States, there is currently a nationwide shortfall of new multi-family homes, and current housing development efforts in the U.S. are not projected to meet the demand for housing going forward. With rising interest rates and the unaffordability of single-family home prices, we believe there is a need for clean and affordable multi-family housing that we intend to capitalize upon.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

CalTier, Inc.

Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

	June 30,	December 31,
	2024	2023

ASSETS
Current assets:
Cash	$49,680	$14,319
Accounts receivable - related parties	104,758	160,817
Advances to related parties	3,265	168,322
Prepaid expenses and other assets	8,246	8,246
Total current assets	165,949	351,704
Capitalized software development	1,448,238	1,139,953
Total assets	$1,614,187	$1,491,657

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$850,049	$836,897
Related party notes payable	184,500	184,500
Notes payable	145,000	175,000
Total current liabilities	1,179,549	1,196,397
Related party notes payable, net of current portion	414,000	414,000
Notes payable, net of current portion	-	-
Total liabilities	1,593,549	1,610,397

Commitments and contingencies (Note 7)

Stockholders' equity (deficit):
Voting shares: $0.0001 par value; 7,266,667 shares authorized, 7,179,500 shares issued and outstanding as of both June 30, 2024 and December 31, 2023	718	718
Nonvoting shares: $0.0001 par value; 2,733,333 shares authorized, 2,082,612 and 20,004,015 shares issued and 1,682,612 and 1,781,792 outstanding as of June 30, 2024 and December 31, 2023 respectively	209	201
Additional paid-in capital	3,544,065	2,822,613
Treasury stock at cost, 400,000 and 222,223 as of June 30, 2024 and December 31, 2023 respectively	(45,000)	(25,000)
Accumulated deficit	(3,479,354)	(2,917,272)
Total stockholders' equity deficit	20,638	(118,740)
Total liabilities and stockholders' equity deficit	$1,614,187	$1,491,657

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Six Months Ended
	June 30,
	2024	2023

Revenue-related parties	$59,443	$52,977

Operating expenses:
Selling, general and administrative	434,661	448,001
Professional and legal	159,871	150,728
Total operating expenses	594,532	598,729

Loss from operations	(535,089)	(545,752)

Other income (expense):
Interest expense	(26,993)	(1,000)
Total other income (expense), net	(26,993)	(1,000)

Provision for income taxes	-	-
Net loss	$(562,082)	$(546,752)

Net loss per common share - basic and diluted	$(0.06)	$(0.06)

Weighted average common shares outstanding - basic and diluted	8,914,686	9,125,866

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

					Additional			Total
	Voting		Non-voting		Paid-in	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)

Balances at December 31, 2022 (Restated)	7,179,500	$718	1,937,665	$194	$1,912,478	$-	$(1,899,342)	$14,048
Sale of shares of common stock	-	-	17,402	2	100,000	-	-	100,002
Net loss	-	-	-	-	-	-	(546,752)	(546,752)
Balances at June 30, 2023	7,179,500	$718	1,955,067	$196	$2,012,478	$-	$(2,446,094)	$(432,702)

Balances at December 31, 2023	7,179,500	718	1,781,792	201	2,822,613	(25,000)	(2,917,272)	(118,740)
Sale of shares of common stock	-	-	78,597	8	432,931	-	-	432,939
Repurchase of shares of common stock	-	-	(177,777)	-	-	(20,000)	-	(20,000)
Stock based compensation	-	-	-	-	308,285	-	-	308,285
Offering costs	-	-	-	-	(19,764)	-	-	(19,764)
Net loss	-	-	-	-	-	-	(562,082)	(562,082)
Balances at June 30, 2024	7,179,500	$718	1,682,612	$209	$3,544,065	$(45,000)	$(3,479,354)	$20,638

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Six Months Ended
	June 30,
	2024	2023

Cash flows from operating activities:
Net loss	$(562,082)	$(546,752)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on investment	-	67,450
Accounts receivable - related parties	56,059	(23,527)
Prepaid expenses and other assets	-	(37,450)
Accounts payable and accrued expenses	13,152	424,695
Net cash used in operating activities	(492,871)	(115,584)
Cash flows from investing activities:
Repayment of related party advances	165,057	(117,942)
Net cash provided by (used in) investing activities	165,057	(117,942)
Cash flows from financing activities:
Proceeds from (repayments of) notes payable	(30,000)	13,000
Sale of shares of common stock	432,939	148,700
Repurchase of shares of common stock	(20,000)	-
Offering costs	(19,764)	-
Net cash provided by financing activities	363,175	161,700
Net change in cash and cash equivalents	35,361	(71,826)
Cash and cash equivalents at beginning of period	14,319	85,931
Cash and cash equivalents at end of period	$49,680	$14,105

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$2,400	$-

Supplemental disclosure of non-cash investing and financing activities:
Capitalized software development costs incurred as stock basd compensation	$308,285	$-

See Notes to Consolidated Financial Statements

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Business and Nature of Operations

CalTier, Inc. (the “Company”) is a financial technology company that opens the door to professionally managed institutional grade multi-family investments not typically available to the retail investor. The Company is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. The Company changed its name from CalTier Realty, LLC to CalTier, Inc. on March 23, 2022 and converted from a California Limited Liability Company, (“LLC”), which was formed on August 18, 2017, to a Delaware C-corporation.

In May 2022, the Company formed Reflections at Lakeshore Management, LLC (“Reflections Management”). Reflections Management was formed to manage Reflections at Lakeshore, LLC, which held a property at Lake Elsinore, California owned by the Company’s affiliated entity. The Company held a 71.25% interest in this entity as of June 30, 2024. As of the issuance date of these financial statements, its ownership transferred to CalTier Fund I, LP.

In May 2023, the Company created a wholly-owned subsidiary, CalTier Advisors, LLC to provide services to its clients and investors as an internet investment advisor.

Nature of Operations Summary

The Company has substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC (“AZI”), CalTierTXI, LLC, CalTier Retreat, LLC, and CalTierLVI, LLC, Reflections at Lakeshore, LLC (the “Operating Partnerships” which are considered related parties) as a general partner or managing member (the “Manager”). The Company operated under the terms of its limited liability operating agreement and current year’s adopted corporate agreement (“Operating Agreement”) that provides the Manager the full, exclusive, and absolute right, power, and authority to manage the business affairs of the Company, control its property and assets, and make all decisions affecting the Company.

Since inception, the Company has focused primarily on the acquisition, management and growth of equity investments which typically have ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public. The Company has relationships within the real estate industry and selects properties discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

The Company provides asset management services for properties within its portfolio as well as additional properties acquired by the Company and other entities with which it has Operating Partnerships. As of June 30, 2024 and December 31, 2023, the Company owned no direct real property, but in 2023, it held an interest in AZI amounting to $8,264. Accordingly, all of its revenues were derived from its asset management and fund management services. The Company serves, directly or indirectly and either alone or with co-managers or co-managing members as the manager or managing member of each of the related entities.

The Company has raised capital through a crowd funding platform through Regulation CF and Regulation D, and currently has an open Regulation A offering in 2024. The Company’s investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold and the date at which the offering is terminated by the Company. The Company shall continue indefinitely unless all investments are sold, and distributions made to the members or at the sole discretion of the management at any point in time.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company’s policy is to use the accrual method of accounting and to prepare and present the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

These consolidated financial statements include the accounts of CalTier, Inc. and its wholly owned subsidiary, CalTier Advisors, LLC, as well as its subsidiary Reflections at Lakeshore Management, LLC. Reflections at Lakeshore Management, LLC is not wholly owned by the Company, but its noncontrolling interest at June 30, 2024 is deemed insignificant to the financial statements. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates consist of the collectability of accounts receivable-related parties and advances to related parties. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. Investments with maturities or redemption dates greater than 90 days at the date of purchase are included in short-term investments.

Accounts Receivable – Related Parties

Accounts receivable are with related parties that the Company operates as the manager for which it has earned fees and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at June 30, 2024 and December 31, 2023. No interest on past due amounts is charged. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected. During the six months ended June 30, 2024, and 2023, the Company did not write off any uncollectible accounts.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advances to Related Parties

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. These advances are due on demand and do not incur interest. The balance of advances to related parties at June 30, 2024 and December 31, 2023 was $3,265 and $168,322, respectively. During the six months ended June 30, 2024, and 2023, the Company reported no bad debt write-offs.

Capitalized Software Development

The Company capitalizes certain costs related to the development of its real estate application platform. Costs incurred during the development phase are capitalized only when we believe it is probable the development will result in new or additional functionality. Costs related to the preliminary project planning phase and post implementation phase are expensed as incurred. The capitalized development costs are amortized on a straight-line basis over the estimated useful life of the asset. The Company expects the platform to be ready for use in 2024, at which point the Company will begin amortizing the costs over a period of approximately three to five years. See Note 4.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering under Regulation CF or A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheets. The deferred offering costs will be charged against proceeds from member contributions upon the completion of the offering or to expense if the offering is not completed further. The Company had no deferred offerings costs as of June 30, 2024 and December 31, 2023.

Concentration of Credit Risk

The Company maintains cash balances with several financial institutions, although the majority are held at one primary institution. As of June 30, 2024, accounts at this bank were insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000; however, at times, these balances may exceed the FDIC’s insured limits. The Company has not sustained any credit losses from this institution.

For the six months ended June 30, 2024 and 2023, the Company had three and five related party entities, respectively, which accounted for 100% of revenues. As of June 30, 2024, 100% of accounts receivable outstanding was from CalTier Fund I LP. In addition, there were five entities that represented 100% of the advances balance at June 30, 2024. As of June 30, 2023, the Company had four related party entities that accounted for 100% of the Company’s accounts receivable balance and two entities that represented 100% of the advanced balance.

Revenue Recognition

Revenues consist of management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees. The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company’s revenue is based on contracts with a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligation(s) are satisfied. All of the Company’s revenues were generated from related parties.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company typically operates as a Manager and manages investment portfolios. All fees are earned from affiliated funds of the Company. The contractual terms of these fees vary by fund structure and investment strategy.

Asset Management Fee

Asset management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value (“NAV”), net investment income, total assets or par value of the investment portfolios managed by the Company. All asset management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy. Asset management fees are recognized as revenue in the period advisory services are rendered, subject to the Company’s assessment of collectability. The asset management fee is equal to an annualized rate ranging between 2.0% and 3.0%, which is based on the NAV or capital contributions at the end of each prior quarter. For the six months ended June 30, 2024 and 2023, the Company earned $48,193 and $35,181 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Company assists in investment portfolios managed by the Company, the Company will receive 1.0%-2.5% of the investment’s purchase price once the investment is made by the investment company. For the six months ended June 30, 2024 and 2023, the Company earned $11,250 and $8,982 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment for which the Company manages the construction or renovation, the Company is entitled to receive additional fees for construction supervision in connection with certain construction activities undertaken at the managed properties equal to 5.0%-7.5% of the cost of such construction. For the six months ended June 30, 2024 and 2023, the Company did not earn any construction management fees.

Disposition Fee

For each real estate investment, the Operating Partnerships will pay its Manager or its designated affiliate 0.5%-1.0% of the investment’s sale price. For the six months ended June 30, 2024 and 2023, the Company earned $0 and $8,690 in disposition fees, respectively

Property Management Fee

The Company earns property management fees by providing continuous services pursuant to property management agreements with certain clients. The Company generally earns fees under these agreements equal to 2.5%-4.0% of gross collected rents from a property. For the six months ended June 30, 2024 and 2023, the Company did not earn any property management fees

Marketing Fee

The Company earns marketing management fees by providing marketing campaigns, designing advertising and promotional information with certain clients. The Company generally earns fees under these agreements based upon effort agreed to by both parties and when the materials are delivered. For the six months ended June 30, 2024 and 2023, the Company did not earn any marketing fees.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Carried Interest

As part of the agreements the Company has within certain Operating Partnerships, the Operating Partnerships will pay the Manager a percentage of any remaining proceeds as carried interest. For the six months ended June 30, 2024 and 2023, the Company did not earn any carried interest .

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was approximately $35,129 and $20,827 for the six months ended June 30, 2024 and 2023, respectively.

Management Compensation

Management compensation expenses are paid to the employees who manage the Company. In addition, the Company entered into employment agreements with certain stockholders in 2022. Management compensation expense was $152,968 and $240,000 for the six months ended June 30, 2024 and 2023, respectively, and is included in selling, general and administrative expenses in the statements of operations.

Income Taxes

From inception through March 22, 2022, the Company was not subject to federal or state income taxes since it was a limited liability company. The Company’s taxable income or losses were allocated to its members in accordance with their respective ownership percentage. Therefore, no provision or liability for federal income taxes had been included in the accompanying consolidated financial statements.

Effective March 23, 2022, the Company converted from a California Limited Liability Company to a Delaware C-corporation and, as a result, became subject to corporate federal and state income taxes. The Company complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision (benefit) for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and credit carry-forwards. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s policy is to recognize interest and/or penalties related to all tax positions in income tax expense. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position and no interest or penalties were accrued as of December 31, 2023 and 2022. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Partnership’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $562,082 and $546,752 for the six months ended June 30, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years then ended. The Company’s cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses and obligations for the next 12 months from the date of these consolidated financial statements. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 4 – Capitalized Software Development

In July 2022, the Company entered into a software development contract with a third-party to develop its application and platform for real estate investments and its investors. Under the terms of this arrangement, the Company committed to pay $1,600,000; $400,000 which is payable in cash and $1,200,000 for upto 250,000 shares of the Company’s nonvoting common stock. The common stock is only issuable if the software works to the appropriate specifications designated by the Company and upon acceptance. The developer has agreed to provide these services for a cash payment of up to 25% of the value and the remainder can be paid in equity through Company’s common shares of up to 2.5% of total outstanding shares.

Based on the above, the Company determined that 224,207 shares were to be issued pursuant to the agreement. The Company utilized a grant-date fair value of $5.50 per share, which was the price of the Company’s concurrent equity raise. As of June 30, 2024, no shares are owed until the software is fully developed, as per the terms of the agreement. During the six months ended June 30, 2024 and 2023, the Company determined that the performance conditions pursuant to the agreement were probable to be met, and therefore recorded and capitalized stock-based compensation of $308,285 and $308,285, respectively. As of June 30, 2024, the estimated service period of the agreement is two years, and the Company expects the remaining shares to vest through June 2024. As of June 30, 2024, unrecognized stock compensation was $0.

The following is a summary of the capitalized software development costs by type of payment:

	June 30,	December 31,
	2024	2023
Cash payments	$215,098	$215,098
Stock-based compensation	1,233,140	924,855
	$1,448,238	$1,139,953

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – Debt

Related Party Notes payable

In March 2022, the Company repurchased 345,000 voting shares (previously 34,500 member units) from three members in exchange for note agreements totaling $690,000. The notes are unsecured, bear interest at 5% per annum and are payable in five equal annual payments of $138,000. The notes mature on February 22, 2027.

In 2023, the Company repaid $91,500 of these notes. As of June 30, 2024 and December 31, 2023, the Company had related party notes payable balances outstanding of $598,500 and $598,500 and accrued interest of $78,213 and $63,250, respectively, pertaining to these notes.

During the six months ended June 30, 2024 and 2023, interest expense related to the related party notes was $14,963 and $17,250, respectively.

Notes payable

2022 Notes

Upon conversion to a C Corporation in 2022, certain membership interests were converted into nonvoting common shares. In lieu of redeemable or cumulative preferred stock, the Company issued promissory notes with an aggregate principal amount of $145,000 to these investors, allowing them to retain their shares.

Interest on these promissory notes accrues on the unpaid principal amount at a rate of 0% per annum for the first year following the date of issuance. After the first anniversary of the promissory notes, interest accrues at a rate of 3% per annum until the maturity date. The promissory notes were originally set to mature in March 2024.

In April 2024, the Company and the holders of the $145,000 promissory notes agreed to extend the maturity date of the Promissory Note Agreement, dated March 21, 2022, by an additional six months to October 21, 2024. As consideration for this extension, the Company agreed to increase the interest rate on any unpaid principal from 3% per annum to 8% per annum. As of the issuance date of these consolidated financial statements, the parties are actively working on a further extension of the notes.

As of June 30, 2024 and December 31, 2023, the Company had balances outstanding of $145,000 and $145,000 and accrued interest of $6,811 and $3,397, respectively, pertaining to these notes. During the six months ended June 30, 2024, and 2023, interest expense related to these notes were $3,415 and $1,204, respectively.

2023 Notes

On December 21, 2023, the Company issued a note for $30,000 to a third party. The note carries an 8% interest rate on the principal, with both the principal and accrued interest due in 60 days. Although the Company can repay the note early, the interest will still apply for the full term. The note’s maturity can be extended by 30 days if both parties agree.

As of June 30, 2024 and December 31, 2023, the Company had an outstanding balance of $0 and $30,000 and accrued interest of $2,334 and $66, respectively, pertaining to this note. During the six months ended June 30, 2024 and 2023, interest expense related to this note was $2,334 and $0 respectively. During the six months ended, this note was repaid in full.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – Stockholders’ Equity (Deficit)

The Company had two classes of Members, Class A and Class B. Class A Members had minimum investment requirements and were to comprise of up to 20% of the total interest of the Company. Class B Members included founding members, the Manager of the Company, and units issued for services and sales. Class B Members were to comprise up to 80% of the total interest of the Company.

Effective March 23, 2022, the Company converted from a LLC to a Delaware C-corporation and converted all of its Class A Member units and Class B Member units into a like number of shares of Voting Common Stock and Nonvoting Common Stock, respectively, along with a 1:10 forward split. Under its new articles, the Company was authorized to issue 10,000,000 shares of common stock, $0.0001 par value per share, of which 7,266,667 shares designated Voting Common Stock and 2,733,333 shares are Nonvoting Common Stock. The rights of the holders of the shares of Voting Common Stock and Nonvoting Common Stock are identical except that the Nonvoting Common Stock has no voting rights on any matters.

On October 30, 2024, the Company filed a Certificate of Amendment with the State of Delaware, authorizing the issuance of 11,000,000 shares of common stock with a par value of $0.0001 per share. Of these, 7,266,667 shares were designated as Voting Common Stock, and 3,733,333 shares as Nonvoting Common Stock.

In 2024, the Company raised gross proceeds of $250,000 through a Regulation D offering, issuing 49,019 nonvoting shares of common stock, and $182,398 in gross proceeds through a Regulation A offering, issuing 29,578 nonvoting shares of common stock.

In March 2024, the Company repurchased 177,777 nonvoting shares of common stock for $20,000.

During the six months ended June 30, 2024, and 2023, the Company recorded stock-based compensation of $308,285 and $308,285, respectively, pertaining to performance-based equity units. See Note 4 for further detail.

NOTE 7 – Commitments and Contingencies

Commitments

See Note 4 for the commitments under the Company’s software development agreement.

Contingencies

An investment that the Company manages was deemed insolvent and subsequently fully impaired. Although the Company is not legally liable for these losses, management decided to ensure that investors’ initial contributions were returned. In late 2021 and throughout 2022, the Company returned $101,300 of these contributions to investors and recognized a loss on this investment of $144,000. The Company has committed to purchasing the remaining investor contributions in the amount of $49,700 as of June 30, 2024, and December 31, 2023, which is included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.

In 2023, the Company was named in a negligence claim related to a slip-and-fall incident, with damages alleged to exceed $2 million. The Company has agreed to settle for $5,000.

NOTE 8 – Subsequent Events

In July 2024, the Company issued two promissory notes to third parties, generating gross proceeds of $50,000. One note for $25,000 carries an interest rate of 6.5%, while the other note for $25,000 carries an interest rate of 5%. The notes mature 90 days from the signing date, with an option to extend for an additional 30 days (totaling 120 days). In the event of default, if the Company fails to make the payment within 30 days of the due date, the entire unpaid principal and interest will become immediately payable, and the holder may pursue legal remedies.

From July to October 2024, the Company issued several convertible promissory notes to third parties for an aggregate principal amount of $81,000, with an interest rate of 10% per annum for the first 12 months, reducing to 5% thereafter. The notes mature 24 months from the issuance date, and the holders have the option to convert the principal and accrued interest into equity at a share price of $6.75 per share or the prevailing market price, whichever is lower.

On October 30, 2024, the Company filed a Certificate of Amendment with the State of Delaware, authorizing the issuance of 11,000,000 shares of common stock with a par value of $0.0001 per share. Of these, 7,266,667 shares were designated as Voting Common Stock, and 3,733,333 shares as Nonvoting Common Stock.

The Company evaluated all significant events or transactions that occurred through December 12, 2024, the issuance date of these consolidated financial statements. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 12, 2024.

CalTier Inc.

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer and Director (Principal Executive Officer)
Date:	December 12, 2024

/s/ Travis Hook
Name:	Travis Hook
Title:	Chief Information Officer and Director
Date:	December 12, 2024

/s/ Parker Smith
Name:	Parker Smith
Title:	Chief Financial Officer and Director (Principal Accounting Officer and Principal Financial Officer)
Date:	December 12, 2024